

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

<u>Via Email</u>
Barry E. Welch
President and Chief Executive Officer
Atlantic Power Corporation
200 Clarendon Street, Floor 25
Boston, MA 02116

> **Re: Atlantic Power Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 25, 2011**
> **File No. 001-34691**

Dear Mr. Welch:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please include a form of proxy card with your next filing. See Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934.

2. Please provide the disclosure required by Item 402(t) of Regulation S-K or confirm to us that there is no such compensation relating to the Arrangement.

The Arrangement Agreement and Plan of Arrangement, page 48

3. Here, or in an appropriate place in your filing, please disclose the specific factors that led to the conclusion to offer Capital Power Income L.P. unitholders the option of receiving cash or Atlantic Power Corporation common stock in exchange for their units.

Barry E. Welch
Atlantic Power Corporation
August 19, 2011
Page 2

4. Please provide details regarding the substance of all material offers and counteroffers during the course of the transaction negotiations. For example, disclose the offers made by Atlantic Power on March 14, April 11, April 26, May 5 and June 10, 2011. Also explain in greater detail why Atlantic Power intended to lower its offer price based on its due diligence findings, which was discussed during a meeting on June 10, 2011. Please also clarify whether the indicative price by which Atlantic Power would be willing to acquire all of the CPILP units on June 15, 2011 was based on the proposed reduction to the purchase price made on June 10, 2011.

Atlantic Power's Reasons for the Arrangement Agreement; Recommendations of Atlantic Power's Board of Directors, page 55

5. Under "Other Factors" on page 56, please discuss each factor that the board considered in specific terms and disclose how each factor either supported or did not support the board's decision to approve the Arrangement. For example, you state that one of the factors is the board's "knowledge of Atlantic Power's business, operations, financial condition, earnings, strategy and future prospects and its knowledge of CPILP's business, operations, financial condition, earnings, strategy and future prospects, taking into account, among many factors, Atlantic Power's and CPILP's internal financial forecasts for the 2011 to 2015 fiscal years and the results of Atlantic Power's due diligence review of CPILP," but you do not explain how this information impacted the board's decision.

Opinions of Atlantic Power's Financial Advisors, page 58

6. We note your disclosure on page 60 and in Annex B that the TD Securities Fairness Opinion was provided for the "exclusive" use of the board. The Fairness Opinion also states that it "must not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of TD Securities" and "is not to be reproduced, disseminated, quoted from, made public or referred to (in whole or in part) without TD Securities' prior written consent." Please delete or revise this language, since these statements imply a limitation on reliance by shareholders and is inconsistent with the disclosures relating to the opinion.

7. We note that the descriptions in the proxy statement regarding the material relationships between TD Securities Inc. and Atlantic Power Corporation, and Morgan Stanley & Co. LLC and Atlantic Power Corporation do not provide a narrative and quantitative description of the fees paid or to be paid to TD Securities and Morgan Stanley by Atlantic Power. Please revise your filing to provide such disclosures. See Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Representations and Warranties, page 93

8. We note your statement in the second sentence of the first paragraph of this subsection on page 93 that the representations and warranties in the Arrangement Agreement "were made solely for the purposes of the Arrangement Agreement and are subject to important

qualifications and limitations agreed to by the parties in connection with negotiating its terms." We also note your statement in the last sentence of the same paragraph that investors "should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise." Please revise these statements to remove any potential implication that the proxy statement and Arrangement Agreement do not constitute public disclosure under the federal securities laws. In this regard, please note that you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your disclosure not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the Arrangement Agreement, you have provided corrective disclosure.

Where You Can Find More Information, page 149

9. Since it appears you are not S-3 eligible, Item 14(c)(1) information may only be incorporated by reference if the required information is delivered to shareholders in accordance with Item 14(e)(2) of Schedule 14A. Please revise this section to indicate that you will deliver a copy of your Form 10-K and most recent Form 10-Q to shareholders with the proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Legal Branch Chief

cc: Yoel Kranz
        Goodwin Proctor LLP
        Via Email